                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                               (Amendment No. 2)

                    Under The Securities Exchange Act of 1934

                                PUBLICARD, INC.
                                ----------------
                                (Name of Issuer)

                          Common Stock, $.10 par value
                         ------------------------------
                         (Title of Class of Securities)

                                   744635103
                                 --------------
                                 (CUSIP Number)

                             Paula J. Peters, Esq.
                Greenberg Glusker Fields Claman & Machtinger LLP
                      1900 Avenue of the Stars, Suite 2100
                          Los Angeles, California 90067
                                 (310) 553-3610
                  ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 6, 2000
                                ----------------
             (Date of Event Which Requires Filing Of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)



                        (Continued on following page(s))

--------------------------                                    ------------------
CUSIP NO. 744635103                  13 D                     PAGE 2 OF 10 PAGES

--------------------------                                    ------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON      Rossco Holdings Incorporated
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [x]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
      WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6     CITIZEN OR PLACE OF ORGANIZATION            Texas

--------------------------------------------------------------------------------
                   7     SOLE VOTING POWER
   NUMBER OF             372,629
    SHARES         -------------------------------------------------------------
 BENEFICIALLY      8     SHARED VOTING POWER
   OWNED BY              -0-
     EACH          -------------------------------------------------------------
REPORTING PERSON   9     SOLE DISPOSITIVE POWER
                         372,629
                   -------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER
                         -0-
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           372,629
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
13    PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           1.5%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
           CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                                    ------------------
CUSIP NO. 744635103                  13 D                     PAGE 3 OF 10 PAGES

--------------------------                                    ------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON      Lodgeco Properties, Ltd.
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [x]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
      WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6     CITIZEN OR PLACE OF ORGANIZATION            Texas

--------------------------------------------------------------------------------
                   7     SOLE VOTING POWER
   NUMBER OF             110,356
    SHARES         -------------------------------------------------------------
 BENEFICIALLY      8     SHARED VOTING POWER
   OWNED BY              -0-
     EACH          -------------------------------------------------------------
REPORTING PERSON   9     SOLE DISPOSITIVE POWER
                         110,356

                   -------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER
                         -0-
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           110,356

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
13    PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           0.5%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
           PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                                    ------------------
CUSIP NO. 744635103                  13 D                     PAGE 4 OF 10 PAGES

--------------------------                                    ------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON      Mill Equities Co.
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [x]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
      WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6     CITIZEN OR PLACE OF ORGANIZATION            California

--------------------------------------------------------------------------------
                   7     SOLE VOTING POWER
   NUMBER OF             142,873
    SHARES         -------------------------------------------------------------
 BENEFICIALLY      8     SHARED VOTING POWER
   OWNED BY              -0-
     EACH          -------------------------------------------------------------
REPORTING PERSON   9     SOLE DISPOSITIVE POWER
                         142,873
                   -------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER
                         -0-
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           142,873
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
13    PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           0.6%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
           PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                                    ------------------
CUSIP NO. 744635103                  13 D                     PAGE 5 OF 10 PAGES

--------------------------                                    ------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON      Triro Equities Co.
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [x]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
      WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6     CITIZEN OR PLACE OF ORGANIZATION            Texas

--------------------------------------------------------------------------------
                   7     SOLE VOTING POWER
   NUMBER OF             48,958
    SHARES         -------------------------------------------------------------
 BENEFICIALLY      8     SHARED VOTING POWER
   OWNED BY              -0-
     EACH          -------------------------------------------------------------
REPORTING PERSON   9     SOLE DISPOSITIVE POWER
                         48,958
                   -------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER
                         -0-
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           48,958
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
13    PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           0.2%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
           PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                                    ------------------
CUSIP NO. 744635103                  13 D                     PAGE 6 OF 10 PAGES

--------------------------                                    ------------------

--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSON Leonard M. Ross Revocable Trust U/D/T 12/20/85 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [x]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
      WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6     CITIZEN OR PLACE OF ORGANIZATION            California

--------------------------------------------------------------------------------
                   7     SOLE VOTING POWER
   NUMBER OF             512,336
    SHARES         -------------------------------------------------------------
 BENEFICIALLY      8     SHARED VOTING POWER
   OWNED BY              -0-
     EACH          -------------------------------------------------------------
REPORTING PERSON   9     SOLE DISPOSITIVE POWER
                         512,336
                   -------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER
                         -0-
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           512,336
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
13    PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           2.1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
           OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     The undersigned Reporting Persons hereby amend and restate in its entirety the Schedule 13D filed on July 7, 1998, as amended by Amendment No. 1 thereto, filed on July 24, 1998 as follows:

     ITEM 1. SECURITY AND ISSUER.

     This statement relates to the common stock, $.10 par value (the "Common Stock"), of PubliCARD, Inc., a Pennsylvania corporation (the "Issuer"). The address of the Issuer's principal executive offices is One Post Road, Fairfield, Connecticut 06430.

     ITEM 2. IDENTITY AND BACKGROUND.

     This Schedule 13D is filed by Rossco Holdings Incorporated, a California corporation ("RHI"), Lodgeco Properties, Ltd., a Texas limited partnership ("Lodgeco"), Mill Equities Co., a California general partnership ("Mill"), Triro Equities Co., a Texas general partnership ("Triro") and the Leonard M. Ross Revocable Trust U/D/T 12/20/85 (the "Ross Trust"). RHI, Lodgeco, Mill, Triro and the Ross Trust are sometimes collectively referred to herein as the "Reporting Persons."

     The sole general partner of Lodgeco is RHI. The general partners of Mill are the Ross Trust, RHI, Lodgeco and Amero Management Co., a California general partnership ("Amero"). The general partners of Triro are RHI and the Ross Trust. The general partners of Amero are the Ross Trust and Caesar Realty Co., a California joint venture ("Caesar"). The partners in Caesar are the Ross Trust, Leonard M. Ross and RHI.

     The business address of each of RHI, Mill, Amero, Caesar and the Ross Trust is 1011 1/2 N. Beverly Drive, Beverly Hills, California 90210. The business address of Lodgeco and Triro is 701 University Drive, Suite 102, College Station, Texas 77840.

     The principal business activity of RHI and Lodgeco is the investment in and the operation and ownership of real property. The principal business activity of Mill, Triro, Amero and Caesar is investment activities.

     The directors of RHI are Leonard M. Ross and Martha J. Kretzmer. Mr. Ross is also the President and Ms. Kretzmer is the Vice President, Secretary and Treasurer of RHI. The business address of Mr. Ross and Ms. Kretzmer is 1011-1/2
N. Beverly Hills Drive, Beverly Hills, California 90210. Mr. Ross' principal occupation is the investment in and ownership of real estate, serving as President of RHI and engaging in other investment activities. Ms. Kretzmer's principal occupation is as an officer and director of RHI. Mr. Ross and Ms. Kretzmer are citizens of the United States.

     None of the Reporting Persons, Amero, Caesar, Ms. Kretzmer nor Mr. Ross has been convicted in a criminal proceeding in the past five years. None of the Reporting Persons, Amero, Caesar, Ms. Kretzmer nor Mr. Ross is or was in the past five years subject to any judgment, decree, or final order regarding any federal or state securities laws.

     ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Commencing September 1989 and continuing through December 2000, the Reporting Persons individually engaged in a series of acquisitions of the Issuer's Common Stock, which acquisitions were made for cash consideration from the Reporting Persons' respective available working capital. The Reporting Persons collectively beneficially own an aggregate of 1,187,152 shares of the Common Stock (including 350,000 shares issuable upon the conversion of shares of Class A Preferred Stock, Second Series, no par value per share of the Company) for an aggregate purchase price of $3,461,033.

     As of the time the last such acquisition was consummated, the aggregate amount of the Issuer's Common Stock beneficially owned by the Reporting Persons did not exceed 5% of the outstanding Common Stock.

     This Schedule 13D does not include shares owned by trusts and custodianships for the children of Leonard M. Ross, partnerships of which his children are partners, and the spouse of Mr. Ross as her separate property, as to all of which the Reporting Persons disclaim beneficial ownership. Mr. Ross is not a custodian, trustee or partner with respect to any of these shares.

     ITEM 4. PURPOSE OF TRANSACTION.

     The Reporting Persons acquired the Common Stock for investment purposes.

     ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) The Reporting Persons as a group beneficially own an aggregate of 1,187,152 shares of the Issuer's Common Stock, which represents approximately 4.9% of the outstanding Common Stock based on 24,115,900 shares outstanding as reported in the Issuer's Current Report on Form 8-K dated December 6, 2000. The Common Stock covered by this statement is held by the respective Reporting Persons as follows: RHI - 372,629 shares (1.5%); Lodgeco - 110,356 shares (0.5%); Mill - 142,873 shares
          - (0.6%); Triro - 48,958 shares (0.2%) and the Ross Trust - 512,336 shares (2.1%)..

     (b) Each Reporting Person has the sole power to vote and dispose of the shares it beneficially owns.

     (c)  Not applicable.

     (d)  Not applicable.

     (e)  Not applicable.


     ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The Reporting Persons are commonly owned and controlled by Mr. Ross. At present, there are no contracts, arrangements or understandings among the Reporting Persons or between the Reporting Persons and any other party with respect to any securities of the Issuer. However, the Reporting Persons, acting alone or in concert, may enter into arrangements designed to maximize their shareholder value, including arrangements to transfer or vote securities of the Issuer, give or withhold proxies, or otherwise maximize their voting or investment power.


     ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.          Description
-----------          -----------

   1 Joint Filing Agreement, dated as of December 20, 2000, by and among the Reporting Persons, with respect to their joint statement on Schedule 13D.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 20, 2000
                                        ROSSCO HOLDINGS INCORPORATED
                                        a California corporation


                                        By: /s/ LEONARD M. ROSS
                                           -------------------------------------
                                           Leonard M. Ross, President

                                        LODGECO PROPERTIES, LTD.
                                        a Texas limited partnership
                                        By Rossco Holdings Incorporated
                                        General Partner


                                        By: /s/ LEONARD M. ROSS
                                           -------------------------------------
                                           Leonard M. Ross, President

                                        MILL EQUITIES CO.
                                        A California general partnership

                                        By Rossco Holdings Incorporated
                                           General Partner


                                        By: /s/ LEONARD M. ROSS
                                           -------------------------------------
                                           Leonard M. Ross, President


                                        TRIRO EQUITIES CO.,
                                        A Texas general partnership

                                        By Rossco Holdings Incorporated
                                           General Partner


                                        By: /s/ LEONARD M. ROSS
                                           -------------------------------------
                                           Leonard M. Ross, President


                                        LEONARD M. ROSS REVOCABLE TRUST
                                        U/D/T 12/20/85


                                        By: /s/ LEONARD M. ROSS
                                           -------------------------------------
                                           Leonard M. Ross, Trustee